Exhibit 2.2
GENESCO (UK) LIMITED
LOAN NOTE INSTRUMENT
constituting
£25,000,000 GUARANTEED
SECURED LOAN NOTES 2014-2015
2011
KB1/AEB/SC337X115

CONTENTS

1 Definitions and interpretation	1
2 Constitution of the Notes	5
3 Redemption of Notes	6
4 Undertakings	7
5 Certificates	7
6 Bad Leaver Provisions	8
7 This instrument	8
8 Set-off	8
9 Meetings	8
10 Guarantee	9
11 Third party rights	10
12 Governing law and jurisdiction	10
Schedule 1 The Certificate	11
Schedule 2 The Conditions	12
Schedule 3 The Register	14

THIS DEED is dated 23 June 2011
Parties
(1)	GENESCO (UK) LIMITED incorporated and registered in England and Wales with company number 7667223 whose registered office is at 5 New Street Square, London EC4A 3TW (the “Company”).

(2)	GENESCO INC. a US corporation incorporated and registered in the State of Tennessee with its principal executive office at Genesco Park, 1415 Murfreesboro Road, Nashville, Tennessee (the “Guarantor”).

(3)	COLIN TEMPLE, residing at Albany House, 80 Rose Street, Dunfermline, Fife KY12 0RE and MARK CRUTCHLEY, residing at 3 Hermitage Terrace, Edinburgh, Midlothian EH10 4RP (the “Original Noteholders”).
Background
The Company has, by resolution of its board of directors passed on 23 June 2011, resolved to create £25,000,000 guaranteed secured loan notes 2014-2015 (the “Consideration Loan Notes”) to be constituted in the manner set out below and to be issued to the Original Noteholders by way of consideration pursuant to the Share Purchase Agreement.
Agreed terms
1	Definitions and interpretation
1.1	The definitions and rules of interpretation in this clause apply in this instrument.

“Articles” means the articles of association from time to time of the Company.

“Bad Leaver” means an Original Noteholder who ceases to be an employee of the Company or any member of the Group (whether or not his contract of employment is validly terminated) so that he is no longer an employee of the Company or any such member of the Group or of a Company within the Buyer’s group of companies and such cessation is a consequence of:
(a)	his resignation (other than in a Permitted Circumstance); or

(b)	his being dismissed by the Company or the relevant member of the Group for a Relevant Reason in circumstances in which the Company or such other member of the Group is not liable to pay him Compensation other than Compensation payable only as a consequence of a procedural irregularity relating to that dismissal.
For the avoidance of doubt an Original Noteholder is not a Bad Leaver in circumstances which include but are not limited to:
(i)	if he ceases employment as a result of his death; or

(ii)	if he is dismissed by reason of his being absent from work due to ill health (including but not limited to dismissal under clause 9.4 of his contract of employment); or;

(iii)	where the Company or the relevant member of the Group dismisses the Original Noteholder on grounds of redundancy or in circumstances in which he has been unfairly dismissed (other than where such dismissal is unfair as a consequence only of a procedural irregularity relating to the dismissal); or

(iv)	where the Company or the relevant member of the Group dismisses the Original Noteholder in breach of the Original Noteholder’s contract of employment.
In this definition any reference to the date of cessation of employment shall be the earlier of (1) date upon which the Principal Shareholder gives or is given notice of termination of his contract of employment or (2) the date upon which he repudiates his contract of employment or (3) the date he is no longer required to perform his duties under his employment contract in respect of the Company or the relevant Group Company.

“Business Day” means any day (except Saturdays and Sundays) when clearing banks are open for business in London and Edinburgh.

“Cash” means, at any time, cash in hand or at bank or amounts on deposit (which, for the avoidance of any doubt, includes any cash held by way of cash cover for any reason) which are freely transferable and freely convertible and accessible by a member of the Schuh Group within seven days together with (without double counting) cash in transit and in any such case is not subject to any lien, charge or other encumbrance.

“Certificates” means the certificates in respect of Notes issued in accordance with Clause 5 of this instrument.

“Change of Control” means (i) in relation to any company other than the Guarantor the acquisition by a person other than the Guarantor or another company within the Guarantor’s Group of a Controlling Interest in that Company; and (ii) in relation to the Guarantor means the acquisition by any person of a Controlling Interest in the Guarantor.

“Controlling Interest” means an interest within the meaning of sections 450, 451 and 1124 of the Corporation Tax Act 2010 in shares in a company conferring in aggregate 50% or more of the total voting rights conferred by all the issued shares in the company.

“Companies Acts” means the Companies Act 1985 and the Companies Act 2006 as amended and in force.

“Compensation” means compensation payable to the Original Noteholder for the cessation of his employment other than any payment in lieu of notice.

“Conditions” means the conditions referred to in clause 2 and set out in Schedule 2.

“Directors” means the board of directors of the Company from time to time, or a duly authorised committee of that board.

“Final Redemption Date” means 23 June 2015.

“Final Redemption Notes” means £25,000,000 less (a) any Notes redeemed pursuant to clauses 3.1 and 3.2; and (b) any Notes to which there is no longer any entitlement to payment whether pursuant to clause 6 or clause 8 hereof or otherwise.

“Financial Indebtedness” means any indebtedness for or in respect of:
(a)	moneys borrowed and debit balances at banks or other financial institutions;

(b)	any acceptance under any acceptance credit or bill discounting facility (or dematerialised equivalent);

(c)	any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)	the amount of any liability in respect of finance leases;

(e)	any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of that transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that transaction, that amount) shall be taken into account);

(f)	any counter-indemnity obligation in respect of a guarantee, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution;

(g)	any amount raised by the issue of redeemable shares which are redeemable (other than at the option of the issuer) before the Final Redemption Date;

(h)	any amount of any liability under an advance or deferred purchase agreement if (i) one of the primary reasons behind entering into the agreement is to raise finance or to finance the acquisition or construction of the asset or service in question or (ii) the agreement is in respect of the supply of assets or services and payment is due more than 90 days after the date of supply;

(i)	any amount raised under any other transaction classified as borrowings for the purposes of the accounts of the relevant member of the Group; and

(j)	the amount of any liability in respect of any guarantee for any of the items referred to in paragraphs (a) to (j) above, to the extent that indebtedness is secured and ranks ahead of the liability of any member of the Group whether as principal or guarantor under these Notes.

“First Redemption Date” means 23 June 2014.

“First Redemption Notes” means £15,000,000 less (a) any Notes redeemed pursuant to clause 3.1; and (b) any Notes to which there is no longer any entitlement to payment whether pursuant to clause 6 or clause 8 or otherwise.

“Group” means the Company and any Subsidiary of the Company from time to time and “member of the Group” shall be construed accordingly.

“Intercreditor Agreement” means a ranking agreement among the Company, the members of the Group, Lloyds Banking Group plc and the Original Noteholders dated on or around the date of this instrument regulating, inter alia, the ranking of the Security.

“Notes” means the principal amount of £25,000,000 guaranteed secured loan notes 2014 — 2015 of the Company constituted by this instrument, and references to any Notes as “outstanding” mean that they are in issue, unredeemed and uncancelled.

“Noteholders” means the several persons from time to time entered in the Register as the holders of the Notes, and any references to “a holder’s Notes” mean Notes in respect of which he is so registered.

“Official Dealing Rate” means the yearly rate of interest announced by the Monetary Policy Committee of the Bank of England (and from time to time in force)

as the official dealing rate, being the rate at which the Bank of England is willing to enter into transactions for providing short term liquidity in the money markets.

“Permitted Circumstance” means:-
(i)	permanent or long term incapacity of the Original Noteholder due to ill health; or

(ii)	death or permanent or long term ill health of a child or of the spouse or long term co-habitee of the Original Noteholder resulting in that spouse or long term co-habitee’s incapacity; or

in each case such permanent or long term ill health being certified by a medical practitioner agreed upon between the Original Noteholder and the Company or failing such agreement appointed on the application of the Original Noteholder or the Company by the chairperson (or other senior office nominated by such chairperson) for the time being of the Royal College of General Practitioners; or

(iii)	resignation where the employee has been constructively dismissed by the Company as established by a court or an Employment Tribunal and from which no appeal can be made or the time for making any such appeal has expired without an appeal being lodged.
“Register” means the register of the Notes (provisions relating to which are set out in Schedule 3).

“Relevant Reason” means:-
(i)	the making of a bankruptcy order against the Original Noteholder;

(ii)	the conviction of the Original Noteholder by a court from which there is no appeal (or in respect of which the period for making an appeal has expired without any such appeal being lodged) of a criminal offence resulting in a custodial sentence or the conclusion of court proceedings from which there is no appeal (or in respect of which the period for making an appeal has expired without any such appeal being lodged) brought by a Group Company against the Original Noteholder in respect of civil or criminal fraud in which proceedings the relevant Group Company is successful; or

(iii)	wilful and persistent failure to carry out his duties as an employee which failure has a material impact on the business of the Group.
“Schuh Group” means Schuh Group Limed, Schuh (Holdings) Limited, Schuh Limited and Schuh (R.O.I) Limited;

“Security” means (a) a cross guarantee granted by Schuh Limited and Schuh (R.O.I.) Limited; (b) a floating charge over the whole of its assets and undertaking and standard security over the heritable property at Livingston from Schuh Limited; and (c) a mortgage debenture over the whole of the assets and undertaking of Schuh (R.O.I.) Limited all in an agreed form ranking only behind Lloyds Banking Group plc pursuant to the Intercreditor Agreement.

“Share Purchase Agreement” means the Share Purchase Agreement among inter alia the Company and the Original Noteholders dated on or around the date of this instrument.

“Subsidiary” means a subsidiary undertaking within the meaning of section 1162 of the Companies Act 2006.

“Total Net Debt” means at any time, the aggregate amount of all obligations of members of the Schuh Group for or in respect of Financial Indebtedness at that time less Cash being secured obligations ranking prior and in preference to the debt due under the Notes.
1.2	Any phrase introduced by the terms including, include or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.3	The schedules to this instrument form part of (and are incorporated into) this instrument.

1.4	A person includes a corporate or unincorporated body.

1.5	Words in the singular include the plural and in the plural include the singular.

1.6	A reference to a clause, condition or a schedule is (unless expressly stated otherwise) a reference to a clause of, condition in or schedule to, this instrument.

1.7	Clause, condition and schedule headings do not affect the interpretation of this instrument.

1.8	A reference to one gender includes a reference to the other gender.

1.9	For the purposes of paragraph (ii) of the definition of “Relevant Reason”:
1.9.1	if criminal charges have been laid against or are being prosecuted against the relevant Original Noteholder at the First Redemption Date or the Final Redemption Date the Company shall not be obliged to redeem the Consideration Loan Notes which would otherwise have been redeemable on that date unless and until proceedings relating to such charges have been dropped or concluded without there being a Relevant Reason as referred to in paragraph (ii) of the definition of that term. If the Original Noteholder is convicted as referred to in that paragraph (ii) after the First Redemption Date or the Final Redemption Date in respect of charges (and/or proceedings) commenced before the relevant date he shall be deemed to have been a Bad Leaver on or before that date notwithstanding that the Relevant Reason may not have occurred until after such date; and

1.9.2	if proceedings for fraud have been brought against the relevant Original Noteholder at the First Redemption Date or the Final Redemption Date the Company shall not be obliged to redeem the Consideration Loan Notes which would otherwise have been redeemable on that date unless and until such proceedings have been discontinued or concluded without there being a Relevant Reason as referred to in paragraph (ii) of the definition of that term. If in such proceedings judgement is given or verdict is given against the Original Noteholder as referred to in that paragraph (ii) after the First Redemption Date or the Final Redemption Date in respect of proceedings commenced before the relevant date he shall be deemed to have been a Bad Leaver on or before that date notwithstanding that the Relevant Reason may not have occurred until after such date.
2	Constitution of the Notes
2.1	The principal amount of the Notes constituted by this instrument is limited to £25,000,000. The Notes may be issued in denominations of any amount and shall be transferable in whole or (in amounts and integral multiples of £1,000) in part, as provided in paragraph 2 of Schedule 32.

2.2	This instrument shall operate for the benefit of all Noteholders, each of whom may sue for the performance or observance of its provisions in his own right so far as his holding of Notes is concerned, and for all persons claiming through or under them. The Company shall comply with the terms of the Notes and the Conditions, and the Notes shall be held subject to the Conditions. The Conditions and Schedules shall be deemed to be incorporated in this instrument and shall be binding on the Company, the Noteholders and all persons claiming through or under them.

2.3	Save in accordance with clause 2.4 no interest shall be payable by the Company to the Noteholders.

2.4	If the Company fails to pay to the Noteholders any amount of the outstanding Notes on the due date for payment (including at any time after the Notes have become immediately due for redemption under clause 3.4 below) but excluding any amount properly withheld pursuant to clause 4.12 of the Share Purchase Agreement the Company will pay to the Noteholders interest on the full amount of the Notes outstanding at 10 % per annum above the Official Dealing Rate (which shall be inclusive of any interest payable under clause 4.12 of the Share Purchase Agreement) from the due date until payment in full such interest to be paid monthly and, if not paid, compounded monthly.

2.5	The obligation to redeem the Notes and make payment of any other sums under this instrument shall be secured by the Security.

2.6	Notes may be issued by the Directors only to the Original Noteholders pursuant to the Share Purchase Agreement. When issued, and while they are outstanding, the Notes shall rank pari passu, equally and rateably as between themselves, without discrimination or preference and as a guaranteed and secured obligation of the Company in accordance with this instrument and the Intercreditor Agreement.

2.7	No application shall be made to any investment exchange (whether in Great Britain or elsewhere) for permission to deal in, or for an official or other listing or quotation, in respect of the Notes.
3	Redemption of Notes
3.1	The Company may at any time after 23 December 2011 on giving the Noteholders not less than 3 months’ notice specifying the Redemption Date and intended amount of the proposed redemption redeem all or part of those Notes.

3.2	The Company shall, automatically and without any need for notice on the part of the Noteholders, redeem the First Redemption Notes on the First Redemption Date.

3.3	The Company shall, automatically and without any need for notice on the part of the Noteholders, redeem the Final Redemption Notes on the Final Redemption Date.

3.4	Notwithstanding any other provisions of this instrument but subject to clause 6, each Noteholder shall be entitled to demand immediate redemption of his outstanding Notes at par in any of the following events:
3.4.1	the Company fails to pay within 2 days of the due date any principal payable on repayment of any of his Notes; or

3.4.2	the Company defaults for more than 21 days (after notification to the Company of any such default has been received from any Noteholder) in the performance of, observance of or compliance with any of its other undertakings contained in this instrument; or

3.4.3	an order is made or an effective resolution is passed for the winding up of the Company or the Guarantor (other than a solvent winding up for the purposes of amalgamation or reconstruction), or the Company or the Guarantor stops or threatens to stop payment of its debts, or the Company or the Guarantor ceases or threatens to cease to carry on its business; or

3.4.4	an administrator of the Company or the Guarantor is appointed, or documents are filed with the Court for the appointment of an administrator, or notice is given of an intention to appoint an administrator by the Company or the Guarantor, the Directors or by a qualifying floating charge holder (as defined in paragraph 14 of Schedule B1 of the Insolvency Act 1986); or

3.4.5	a receiver, administrative receiver or similar official is appointed in respect of the whole or a substantial part of the undertaking and assets of the Company or the Guarantor; or

3.4.6	any distress or execution (or other similar process) is levied upon or enforced against all or a substantial part of the assets or property of the Company or the Guarantor and is not fully paid out or discharged within 30 days; or

3.4.7	any process or event with an effect analogous to any of those referred to in clause 3.4.3 to clause 3.4.6 (inclusive) happens to the Company or the Guarantor in any jurisdiction; or

3.4.8	Total Net Debt exceeds £50,000,000 at any time; or

3.4.9	there occurs (without the prior written consent of the holders of 75% by nominal value of the Notes) any Change of Control of the Guarantor.
3.5	All Notes repaid or purchased pursuant to any of the provisions of this instrument shall be automatically and immediately cancelled and shall not be reissued.
4	Undertakings

From and after the date of this instrument, and so long as any amount is payable by the Company in respect of the Notes, the Company undertakes:-
4.1	to duly perform and observe its obligations under this instrument so that the provisions of this instrument shall operate for the benefit of all Noteholders;

4.2	not to incur or permit any member of the Group to incur any Financial Indebtedness which would cause Total Net Debt to exceed £50,000,000;

4.3	other than in respect of Total Net Debt not exceeding £50,000,000, not to create or issue or allow to come into or continue in being any mortgage or charge upon any part of its or of any member of the Group’s property and assets or uncalled capital which ranks prior to the Security; and

4.4	not to make (and to procure that no member of the Group will make) any loan or advance other than to a member of the Group or in the ordinary course of business.
5	Certificates

The Certificates shall be executed by the Company in any manner authorised by the Companies Acts and shall be in the form or substantially the form set out in Schedule 1. Each shall refer to this instrument and bear a denoting number and have the Conditions endorsed on it or attached to it.

6	Bad Leaver Provisions
6.1	Notwithstanding any other provision hereof, if an Original Noteholder becomes a Bad Leaver:-
6.1.1	and the date of cessation of his employment falls prior to the First Redemption Date, then that Original Noteholder (and any Noteholder holding Notes as a consequence of transfer of Notes to him by that Original Noteholder) shall not be entitled to any payment under this Loan Note Instrument and shall, at the discretion and direction of the Company, agree to any transfer of this Loan Note Instrument (in so far is it relates only to him) and his Notes to any such person as the Company shall direct for a consideration of £1.00; or

6.1.2	and the date of cessation of his employment falls between the First Redemption Date and the Final Redemption Date, then that Original Noteholder (and any Noteholder holding Notes as a consequence of transfer of Notes to him by that Original Noteholder) shall not be entitled to any payment for the balance of those Notes due for redemption after the First Redemption Date and shall, at the discretion and direction of the Company, agree to any transfer of this Loan Note Instrument (in so far is it relates only to him) to any such person as the Company shall direct for a consideration of £1.00.
6.2	For the avoidance of doubt, if an Original Noteholder becomes a Bad Leaver after the First Redemption Date, clause 6.1 will not affect his entitlement (or the entitlement of any Noteholder to whom he has transferred Notes) to redeem Notes as at the First Repayment Date, even if, as at the date he becomes a Bad Leaver, the Company has still not redeemed those Notes but subject to clause 8.1.
7	This instrument
7.1	No modification or variation of this instrument shall be made without the prior written approval of all of the Noteholders:

7.2	The Company shall at all times allow any holder of outstanding Notes to inspect a copy of this instrument during normal business hours on reasonable notice and (provided the Company’s reasonable expenses in doing so are paid) shall on request supply any Noteholder as soon as reasonably practicable with a copy of this instrument.
8	Set-off
8.1	Notwithstanding any other provision hereof, the Company may (to the extent and in the circumstances specified in the Share Purchase Agreement) set off against amounts it is due to pay under the Notes (whether to the Original Noteholder or a transferee) any amount payable by the Original Noteholders as a Seller or Warrantor under the Share Purchase Agreement (including without limitation, any amounts that can be set off under clause 4.12 of the Share Purchase Agreement).

8.2	Subject to clause 8.1, every Noteholder shall be recognised by the Company as entitled to his Notes free from any equity, defence, set-off or cross-claim on the part of the Company against the original, or any intermediate, holder of his Notes.
9	Meetings

Any meeting of Noteholders shall be convened, conducted and held in all respects as nearly as possible in the same way as is provided in the Articles for general meetings of the Company.

10	Guarantee
10.1	The Guarantor unconditionally and irrevocably guarantees to each of the Noteholders for the time being that if, for any reason whatsoever, any sum due to the Noteholders in terms of this instrument is not paid in full by the Company on the due date it shall (subject to the limitations set out in this guarantee), on demand in writing by such Noteholder, pay to him such sum as shall be equal to the amount in respect of which such default has been made.

10.2	Upon payment in full by the Guarantor of all sums due under this instrument, such Notes shall be deemed to have been transferred to the Guarantor.

10.3	The Guarantor shall be liable as if it were a principal debtor for all moneys payable pursuant to this instrument (notwithstanding that, as between the Company and the Guarantor, the Guarantor is a surety only) and shall not be exonerated or discharged from liability under this guarantee:
10.3.1	by time or indulgence being given to, or any arrangement or alteration of terms being made with, the Company; or

10.3.2	subject to compliance with the provisions of paragraph 2 of Schedule 3, by any transfer by the holders of the Notes (or any of them); or

10.3.3	by the liquidation, whether voluntary or compulsory, of the Company or by the appointment of an administrative receiver or an administrator in relation to the Company or its assets; or

10.3.4	by any act, omission, matter or thing whatsoever whereby the Guarantor, as surety only, would or might have been so exonerated or discharged; or

10.3.5	by any exercise by the Noteholders of any of the powers conferred upon them by, and in accordance with the provisions of this instrument.
10.4	Each of the covenants and guarantees contained in this clause 10 shall be a continuing covenant and guarantee binding on the Guarantor, and shall remain in operation until all sums due in respect of the Notes have been fully paid or satisfied[ or, if earlier, until the Guarantor has no liability under this instrument in respect of any Note. Nothing herein shall require the Guarantor to pay amounts if and to the extent that the Company is entitled to set off a claim or other sum under the Share Purchase Agreement (including without limitation, under clause 4.12 thereof) against the Notes.

10.5	This clause 10 shall be deemed to contain, as a separate and independent stipulation, a provision to the effect that any sums of money which may not be recoverable from the Guarantor by virtue of a guarantee (whether by reason of any legal limitation, disability, incapacity or any other fact or circumstance and whether known to the Noteholders or not) shall nevertheless be recoverable from the Guarantor by way of indemnity.

10.6	Subject to clause 10.9, each Noteholder shall be entitled to determine from time to time when to enforce this guarantee as regards his outstanding Notes and may from time to time make any arrangements or compromise with the Guarantor in relation to the guarantee given by this clause 10 which such Noteholder may think expedient and/or in his own interest.

10.7	Any payment to be made by the Guarantor under this instrument shall (subject to clause 10.4) be made without regard to any lien, right of set-off, counterclaim or other analogous right to which the Guarantor may be, or claim to be, entitled against any Noteholder.

10.8	Payment by the Guarantor to any Noteholder made in accordance with this clause 10 shall be deemed a valid payment for all purposes of this clause 10 and shall discharge the Guarantor from its liability under this clause 10 to the extent of the payment, and the Guarantor shall not be concerned to see to the application of any such payment.

10.9	In relation to any demand made by a Noteholder for payment by the Guarantor pursuant to this clause 10 such demand shall be in writing, shall be accompanied by the relevant Certificate(s) and shall state:
10.9.1	the full name and registered address of such Noteholder and the amount of principal which is claimed;

10.9.2	that none of the Notes in respect of which such demand is made has been cancelled, redeemed or repurchased by the Company;

10.9.3	that the sum demanded is due and payable by the Company without any entitlement to set off by the Company against the sum demanded, that all conditions and demands prerequisite to the Company’s obligations in relation to those Notes have been fulfilled and made, that any grace period relating to those obligations has elapsed and that the Company has failed to pay the sum demanded;

10.9.4	the date on which payment of the principal in respect of which the demand is made should have been made to the Noteholder by the Company; and

10.9.5	the bank account details of a bank in the United Kingdom to which payment by the Guarantor is to be credited.
10.10	The Guarantor may rely on any demand or other document or information appearing on its face to be genuine and correct, and to have been signed or communicated by the person by whom it purports to be signed or communicated. The Guarantor shall not be liable for the consequences of such reliance and shall have no obligation to verify that the facts or matters stated in any such demand, document or information are true and correct.
11	Third party rights

This instrument and the Notes are enforceable under the Contracts (Rights of Third Parties) Act 1999 by any Noteholder, but not by any other third party.

12	Governing law and jurisdiction
12.1	This instrument and the Notes and any dispute or claim arising out of or in connection with any of them or their subject matter or formation (including non-contractual disputes or claims) shall be governed by, and construed in accordance with, the law of England and Wales.

12.2	The parties to this instrument irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this instrument or any Note or their subject matter or formation (including non-contractual disputes or claims).

12.3	This instrument has been executed as a deed and is delivered and takes effect on the date at the beginning of it.

Schedule 1
The Certificate
No [CERTIFICATE NUMBER]
GENESCO (UK) LIMITED (the “Company”)
Issue of £25,000,000 guaranteed secured loan notes 2014-2015.
Issued pursuant to a resolution of [a duly appointed committee of] the board of directors of the
Company passed on • June 2011.
This is to certify that • [is OR are] the registered holder[s] of £[AMOUNT] of the above-mentioned guaranteed secured and loan notes 2014-2015 constituted by an instrument between the Company and Genesco Inc as Guarantor and Colin Temple and Mark Crutchley as Original Noteholders dated [DATE] (the “Instrument”). Such Notes are issued with the benefit of, and subject to, the provisions contained in the Instrument and the Conditions endorsed on this certificate.
Payments of principal on the Notes represented by this certificate are irrevocably and unconditionally guaranteed by the Guarantor, which has authorised the issue of this certificate.
The Notes represented by this certificate and any dispute or claim arising out of or in connection with any of them or their subject matter or formation (including non-contractual disputes or claims) shall be governed by, and construed in accordance with, the law of England and Wales.
This certificate has been executed as a deed and is delivered and takes effect on its date of issue being • June 2011.
Executed as a deed by GENESCO (UK) LIMITED acting by                     a director and                     , [a director OR its secretary]

•
Director

•
[Director or Secretary]
Please note:
1	The Notes are transferable and repayable in whole or in part (in amounts and integral multiples of £1,000).

2	No transfer of all or any part of the Notes represented by this certificate shall be registered unless it is accompanied by this certificate, which must be surrendered before any transfer (whether for all or some only of the Notes) can be registered and a new certificate or certificates issued in exchange.

3	The definitions and rules of interpretation in the Instrument apply in this certificate.

Schedule 2
The Conditions
1	Interest

If the Company fails to pay any Noteholder any amount due on his Notes on the date on which such amount is expressed to be due and payable pursuant to these Conditions, the Company shall (without prejudice to all other rights and remedies of the Noteholder in respect of such failure) pay to that Noteholder default interest at a rate which is 10% per annum above the Official Dealing Rate (which is inclusive of any interest payable pursuant to clause 4.12 of the Share Purchase Agreement) on such overdue amount from the date of such failure up to the date of actual payment (after as well as before judgment), such interest to be paid monthly and, if not paid, compounded monthly.

2	Redemption
2.1	The Notes shall be redeemed in accordance with clause 3 of the Instrument.

2.2	If on any of the dates for redemption in clause 2.1, there is more than one Noteholder, the quantity of Notes to be so redeemed shall be divided between each Noteholder pro rata to their respective holdings of Notes.

2.3	The Company may at any time purchase the Notes by private agreement, by tender (available to all Noteholders alike) or by any other means at any price.

2.4	All Notes redeemed or purchased by the Company in accordance with these Conditions shall be cancelled and the Company shall not be at liberty to keep them subsisting for the purposes of reissue, to reissue them or to issue any other Notes in their place.

2.5	In the case of redemption of part only of a Noteholder’s Notes, the relevant Certificate(s) shall be either endorsed with a memorandum of the nominal amount of the Notes so redeemed and the date of such redemption, or cancelled and (without charge) replaced by a fresh Certificate for the balance of the principal moneys not then repayable.
3	Foreign currency election
3.1	Subject to paragraphs 3.2, 3.3 and 3.4, a Noteholder may elect that the principal amount of the Notes shall be redeemed in US dollars. To be effective, the election must be submitted by the Noteholder in writing to the Company no less than 28 days and no more than 6 months before the redemption of all or any part of the Notes held by the Noteholder. In each case the Company shall, on the relevant redemption date, pay to the Noteholder an amount in US dollars obtained by converting the principal amount outstanding of such Notes into US dollars (at the spot rate for the purchase of US dollars with sterling prevailing at the date 30 days before the redemption date).

3.2	If the amount payable in US dollars under this paragraph 3 would otherwise exceed the amount in US dollars obtained by converting 100.5% of the sterling principal amount outstanding of such Notes into US dollars at the spot rate for the purchase of US dollars with sterling at 12.00 am on the redemption date, the latter amount shall be substituted therefor.

3.3	If the amount payable in US dollars under this paragraph 3 would otherwise be less than the amount in US dollars obtained by converting 99.5% of the sterling principal amount outstanding of such Notes into US dollars at the spot rate for the purchase of US dollars with sterling at 12.00 am on the redemption date, the latter amount shall be substituted therefor.

3.4	The Company shall determine the spot rate in good faith for the purpose of this paragraph 3.4.
4	Payments
4.1	Any principal or interest payable in respect of the Notes by the Company shall be paid in cleared funds in Sterling by not later than 2.00pm on the due date by means of electronic transfer to such account as the Noteholder shall notify to the Company from time to time or by cheque sent to the Noteholder at its address appearing in the Register. In the case of joint Noteholders the Company may make any payments to the Noteholder whose name appears first in the Register or such address as is notified to the Company from time to time.

4.2	Subject to clause 8.1 of the Instrument, all payments to be made by the Company hereunder to a Noteholder shall be made in full without set-off or counterclaim and free and clear of any without any deduction whatsoever save as required by law.

4.3	If the date when any payment hereunder is due to be made is not a Business Day, such payment shall be postponed to the next Business Day.
5	Miscellaneous
5.1	So long as the Notes remain in issue, the Company shall send to each Noteholder a copy of every notice, circular, accounts or other document required by law to be sent by the Company generally to the holders of its ordinary share capital at the same time as they are sent to such shareholders.

5.2	No delay or omission by any Noteholder or the Company in exercising any right or remedy under this Instrument or the Notes shall impair that right or remedy or operate as or be taken to be a waiver of it, nor shall any single partial or defective exercise by any Noteholder or the Company of any such right or remedy preclude any other or further exercise under this Instrument of the Notes of that or any other right or remedy. The remedies provided in this Instrument and the Notes are cumulative and are not exclusive of any remedies provided by law.

5.3	The provisions of this Instrument and all rights pursuant to the notes shall subsist for the benefit of successors and assignees of each Noteholder.

5.4	This Instrument may be amended by deed executed by the Company, provided that such deed is duly countersigned by each Noteholder. Any such deed shall be annexed to this Instrument.

Schedule 3
The Register
1	The Register
1.1	The Company shall keep the Register at its registered office or (subject to the provisions of section 743 of the Companies Act 2006) at the offices of the registrar of the Company in one or more books and enter in the Register:
1.1.1	the issue and all transfers and changes of ownership of the Notes, including the names and addresses of the Noteholders for the time being of the Notes;

1.1.2	the amount of the Notes held by every registered holder and the principal moneys paid up on them;

1.1.3	the first date or dates of issue of the Notes and the date on which the name of every such registered holder is entered in respect of the Notes standing in his name; and

1.1.4	the serial number of each Certificate issued and the date of its issue.
1.2	Any change of name or address on the part of any Noteholder shall be promptly notified to the Company and, on receipt, the Register shall be altered accordingly. The Noteholders or any of them and any person authorised in writing by any of them shall be at liberty at all reasonable times during office hours to inspect the Register and to take copies of it or of extracts from it.

1.3	The Company shall recognise the registered holder of any Notes as the absolute owner of them and shall not be bound to take notice or see to the execution of any trust (whether express, implied or constructive) to which any Note may be subject. The receipt by the Noteholder for the time being of any Notes, or (in the case of joint Noteholders) the receipt by any of them, of the interest from time to time accruing due in respect of the Notes, or of any other moneys payable in respect of them, shall be a good discharge to the Company notwithstanding any notice it may have (whether express or otherwise) of the right, title, interest or claim of any other person to or in such Notes, interest or moneys.
2	Transfers and transmission
2.1	Subject to paragraphs 2.2 to 2.7 (inclusive) below the Notes may not be transferred and the Original Noteholders and any person becoming entitled to them pursuant to paragraph 2.6 below shall be the only persons recognised by the Company as entitled to the Notes.

2.2	An Original Noteholder may at any time after 23 June 2011 with the prior written consent of the Company (such consent not to be unreasonably withheld or a decision thereon delayed), transfer all or any of the Notes held by him to (a) a privileged relation: or (b) to trustees to be held upon a family trust of such Original Noteholder. For the purposes of this clause:
2.2.1	“privileged relation” in relation in relation to an Original Noteholder means the spouse (or widow) of that Original Noteholder and the Original Noteholder’s lineal descendants and, for the purposes aforesaid a stepchild or adopted child or illegitimate child of any member shall be deemed to be a lineal descendent of such Original Noteholder; and

2.2.2	“family trust” means in relation to an Original Member a trust (whether arising under a settlement, declaration of trust testamentary disposition of on an intestacy) which does not permit any of the settled property or the income therefore to be applied otherwise than for the benefit of the Original Noteholder and/or a privileged relation of that Original Noteholder.
If and whenever any Notes cease to be held upon a family trust, then the trustees and any privileged relation to whom the Notes were transferred by an Original Noteholder shall forthwith re-transfer the Notes to the Original Noteholder, and should they fail to do so the Company shall be appointed their attorney with full power and authority on their behalf to execute and deliver to the Company a transfer of the Notes.

2.3	Transfers pursuant to 2.1 shall be effected by a document in writing in the usual or common form. Every such document must be signed by the transferor who shall be deemed to remain the owner of the Notes until the name of the transferee is entered in the Register in respect of those Notes.

2.4	Every document of transfer must be sent to or left at the registered office for registration accompanied by the Certificate for the Notes to be transferred and such other evidence as the directors or other officers of the Company authorised to deal with the transfers may require to prove the title of the transferor or his right to transfer the Notes. If the instrument of transfer is executed by some other person on behalf of the Noteholder the authority of that person to do so must be provided.

2.5	The Company shall procure that any person becoming entitled to acquire the benefit attaching to any Notes in consequence of the death or bankruptcy of any Noteholder shall, upon producing appropriate evidence of such entitlement, be registered as the holder of such Notes or, subject to the preceding conditions as to transfer, may transfer such Notes, whereupon such person or the relevant transferee shall assume all rights and obligations of the relevant previous Noteholder in respect of such Notes.

2.6	No transfer of any Notes under this Instrument will be recognised or given effect to by the Company and no person other than an Original Noteholder will be registered as the holder of any Notes until the Company is satisfied that (1) the transferor and transferee (or other person to be so registered) have complied with any applicable requirements of the Intercreditor Agreement, whereby any such transfer may only be effected in compliance with that Agreement if the transferee enters into any deed of adherence or similar document in terms of which the transferee (or other person to be so registered) becomes bound by the provisions of the Intercreditor Agreement in place of or in addition to the transferor; and (2) the transferee has agreed specifically that its holding of the Notes is subject to the provisions of clauses 6 and 8.1 of this Instrument.

2.7	For the avoidance of doubt the transfer by the Original Noteholder of any Notes shall not limit or affect the ability of the Company to exercise its rights under clause 6 or 8.1 as against any transferee.
3	Notices
3.1	Any notice may be given to any Noteholder by sending it by first-class post in a pre-paid letter addressed to such Noteholder at his registered address. In the case of joint Noteholders, a notice given to the Noteholder whose name stands first on the Register in respect of such Notes shall be sufficient notice to all the joint Noteholders.

3.2	Any notice given by post shall be deemed to have been served on the day following the day on which it was posted, and in proving such service, it shall be sufficient to prove that the envelope containing the notice was properly addressed, stamped and posted.

3.3	A person entitled to any Notes in consequence of the death, bankruptcy or liquidation of a Noteholder, or otherwise by operation of law, shall be entitled, on producing to the Company such evidence as the Company may reasonably require to show his title to the Notes, and on giving the Company an address within the United Kingdom for the service of notices, to have served upon or delivered to him at such address any notice or document to which the Noteholder would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in such Notes. Otherwise, any notice or document delivered or sent by post to, or left at the address of, any Noteholder in pursuance of these provisions shall, notwithstanding that such Noteholder be then dead, bankrupt or in liquidation, and whether or not the Company has notice of his death, bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any Notes registered in the name of such Noteholder as sole or first-named joint holder.

Executed as a deed GENESCO (UK) LIMITED acting by , a director, in the presence of:	SIGNATURE OF DIRECTOR

Witness	Director

Full Name

Address

Executed as a deed by Genesco Inc. acting by , a director, in the presence of:	SIGNATURE OF DIRECTOR

Witness	Director

Full Name

Address